So 3/22/04

04017677

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53516 |

RECEIVED MAR 2004 158 SECTION

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACKMAN ZIFF CHAZEN REALTY ADVISORS LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 PARK PLAZA, SUITE 444
(No. and Street)

BOSTON (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JASON PANTZER (212)697-3333
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

529 FITTH AVENUE (Address) NEW YORK (City) NY (State) 10017-4667 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, JASON PANTZER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACKMAN ZIFF CHAZEN REALTY ADVISORS LLC, as of DECEMBER 31ST, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EXECUTIVE VICE PRESIDENT

Title

2/26/04

SHAWN ROSENTHAL
Notary Public, State of New York
No. 02RO6049205
Qualified in Nassau County
Commission Expires October 10, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ACKMAN ZIFF CHAZEN REALTY ADVISORS LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2003

ACKMAN ZIFF CHAZEN REALTY ADVISORS LLC
(A LIMITED LIABILITY COMPANY)

FOR THE YEAR ENDED DECEMBER 31, 2003

CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

To the Member
Ackman Ziff Chazen Realty Advisors LLC

We have audited the accompanying balance sheet of Ackman Ziff Chazen Realty Advisors LLC (A Limited Liability Company) as of December 31, 2003 and the related statements of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ackman Ziff Chazen Realty Advisors LLC (A Limited Liability Company) as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2004

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: ccc@citrincooperman.com

ACKMAN ZIFF CHAZEN REALTY ADVISORS LLC
(A LIMITED LIABILITY COMPANY)
BALANCE SHEET
DECEMBER 31, 2003

## ASSETS

| | |
|---|---|
| Current assets: | |
| Cash – money market fund | $ 110,617 |
| Prepaid expenses | 4,203 |
| Total current assets | 114,820 |
| Fixed assets, at cost (Note 2): | |
| Furniture and fixtures | 2,667 |
| Less: Accumulated depreciation and amortization | 826 |
| Total fixed assets | 1,841 |
| **TOTAL ASSETS** | $ 116,661 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Current liabilities: | |
| Cash overdraft | $ 779 |
| Accrued expenses | 18,162 |
| Pension contribution payable | 40,000 |
| Total current liabilities | 58,941 |
| Member's equity | 57,720 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ 116,661 |

See accompanying notes to financial statements.

ACKMAN ZIFF CHAZEN REALTY ADVISORS LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF REVENUE AND EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Income: | |
| Commissions | $ 560,000 |
| Interest Income | 688 |
| Total income | 560,688 |
| Expenses: | |
| Commissions, salaries and payroll taxes (Note 6) | 750,199 |
| Rent | 27,381 |
| Insurance | 504 |
| Regulatory fees | 3,741 |
| Dues and memberships | 7,051 |
| Postage and delivery | 2,975 |
| Office expense | 2,658 |
| Professional fees | 55,928 |
| Seminar | 1,835 |
| Telephone | 587 |
| Travel and entertainment | 14,375 |
| Pension plan expense (Note 4) | 40,000 |
| Depreciation expense | 381 |
| Total expenses | 907,615 |
| **NET LOSS** | $ (346,927) |

See accompanying notes to financial statements.

ACKMAN ZIFF CHAZEN REALTY ADVISORS LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Member's equity – December 31, 2002 | $ 141,526 |
| Members' contributions | 263,121 |
| | 404,647 |
| Net Loss | (346,927) |
| **MEMBER'S EQUITY – DECEMBER 31, 2003** | $ 57,720 |

See accompanying notes to financial statements.

ACKMAN ZIFF CHAZEN REALTY ADVISORS LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Cash flows from operating activities: | |
| Net Loss | $ (346,927) |
| Adjustments to reconcile net loss to net cash used in operating activities | |
| Depreciation | 381 |
| Changes in assets and liabilities: | |
| Prepaid expenses | (1,098) |
| Cash overdraft | 779 |
| Accrued expenses | 1,421 |
| Pension contribution payable | 18,503 |
| Net cash used in operating activities | (326,941) |
| Cash flows from financing activities: | |
| Capital contributions | 263,121 |
| Net decrease in cash and cash equivalents | (63,820) |
| Cash and cash equivalents – beginning | 174,437 |
| **CASH AND CASH EQUIVALENTS – ENDING** | $ 110,617 |

See accompanying notes to financial statements.

ACKMAN ZIFF CHAZEN REALTY ADVISORS LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1. BUSINESS

The Company was organized as a one member limited liability company to conduct business as a broker-dealer for equity financing in the real estate industry. The Company is wholly-owned by The Ackman-Ziff Real Estate Group, LLC (A Limited Liability Company)("Parent"), a real estate broker with offices in New York, Massachusetts and Maryland.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles on the accrual basis.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost which approximates market. The Company considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

Income Taxes

The Company is a limited liability company that has elected to be taxed as a partnership and accordingly is not subject to federal or state income taxes. Rather, taxable income is allocable to the members in accordance with the Company's operating agreement.

Fixed Assets

Fixed assets are carried at cost. Depreciation is computed using an accelerated method over the assets estimated useful life. Maintenance and repairs that do not increase the useful life of an asset are expensed as incurred.

Use of Estimates in Financial Statements

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Brokerage commissions are recorded when earned.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company has net capital of $51,676 which was $46,676 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.14 to 1.

NOTE 4. PENSION PLAN

The Company sponsors an employee pension plan covering substantially all of its employees. Pension expense totaled $40,000 in 2003.

NOTE 5. CONCENTRATION OF CREDIT RISK

The Company maintains bank balances which from time to time are in excess of FDIC insurance limits.

NOTE 6. RELATED PARTY TRANSACTIONS

The Company paid the Parent a $200,000 commission during the year ended December 31, 2003.

# SUPPLEMENTARY INFORMATION

ACKMAN ZIFF CHAZEN REALTY ADVISORS LLC
(A LIMITED LIABILITY COMPANY)
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Assets | $ 116,661 |
| Less liabilities | (58,941) |
| Total equity | 57,720 |
| Plus subordinated liabilities | - |
| **TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES** | 57,720 |
| Less non-allowable assets | (6,044) |
| **NET CAPITAL BEFORE HAIRCUTS AND UNDUE CONCENTRATION** | 51,676 |
| Less haircuts and undue concentration | - |
| **NET CAPITAL** | $ 51,676 |
| Aggregate indebtedness: | |
| Total liabilities | $ 58,676 |
| Computation of basic net capital requirements: | |
| Minimum net capital requirement | $ 5,000 |
| Excess net capital | $ 46,676 |
| Ratio of aggregate indebtedness to net capital | 1.14 to 1 |
| Non A.I liabilities | $ - |

See independent auditors' report

ACKMAN ZIFF CHAZEN REALTY ADVISORS LLC
(A LIMITED LIABILITY COMPANY)
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c-1 OF
THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Reconciliation of the Company's Computation (included in Part IIA of Form X-17A-5) as of December 31, 2003: | |
| Net Capital as Reported in the Company's Part IIA (Unaudited) FOCUS Report | $ 70,179 |
| Decrease in Net Capital Resulting from Changes in: | |
| Audit adjustments net: | |
| Statement of Income Changes | (18,503) |
| **NET CAPITAL** | $ 51,676 |
| Aggregate Indebtedness as Reported in the Company's Company's Part IIA (Unaudited) FOCUS report | $ 40,438 |
| Increase in Aggregate Indebtedness resulting from: | |
| Audit adjustments to Increase Accounts Payable and Accrued Expenses | 18,503 |
| **AGGREGATE INDEBTEDNESS** | $ 58,941 |

ACKMAN ZIFF CHAZEN REALTY ADVISORS LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2003

The Company is exempt from the provisions for Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5

To the Member
Ackman Ziff Chazen Realty Advisors LLC

In planning and performing our audit of the financial statements and supplemental schedule of Ackman Ziff Chazen Realty Advisors LLC (A Limited Liability Company) as of December 31, 2003 and for the year then ended, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provided assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness ( or aggregated debits) and net capital under Rule 17-a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets of which the Company has responsibility are safeguarded against loss form unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them of future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2004